Proxy Voting and Form N-Q Information

Proxy Voting:

A description of the policies and procedures that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted proxies related to portfolio securities during the year ended October 31, 2007, is available without charge, upon request, by calling 800-242-9596 and on the Securities and Exchange Commissions website at http://www.sec.gov.

On May 30, 2007, a special meeting of shareholders of the Trust was held to approve an amended investment advisory agreement between Victory Capital Management Inc. and the Trust, with respect to the Small Company Opportunity Fund. The actual vote tabulations for the proposal was as follows (amounts in thousands):

Fund				In Favor    Against    Abstain    Total
Small Company Opportunity        3,093       1,023	 108	  4,224